UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Taboola.com Ltd.

(Name of Issuer)

ORDINARY SHARES, NO PAR VALUE

(Title of Class of Securities)

M8744T106

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8744T106	SCHEDULE 13G	Page 2 of 13 Pages

1.	NAMES OF REPORTING PERSONS Marker Lantern 1 Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,416,534 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,416,534 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,416,534
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.3% (2)
12.	TYPE OF REPORTING PERSON OO

(1) Shares held directly by Marker Lantern 1 Ltd. (“Marker 1”).

(2) The percent of class was calculated based on 253,330,478 Ordinary Shares outstanding as of November 21, 2022, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 28, 2022.

CUSIP No. M8744T106	SCHEDULE 13G	Page 3 of 13 Pages

1.	NAMES OF REPORTING PERSONS Marker Lantern Management Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,416,534 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,416,534 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,416,534
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.3% (2)
12.	TYPE OF REPORTING PERSON OO

(1) Shares held directly by Marker 1. Marker Lantern Management Ltd. (“Marker Management”) is the manager of Marker 1 and may be deemed to beneficially own the shares held by Marker 1.

(2) The percent of class was calculated based on 253,330,478 Ordinary Shares outstanding as of November 21, 2022, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 28, 2022.

CUSIP No. M8744T106	SCHEDULE 13G	Page 4 of 13 Pages

1.	NAMES OF REPORTING PERSONS Marker Lantern II Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 9,863,188 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 9,863,188 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,863,188 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.9% (2)
12.	TYPE OF REPORTING PERSON OO

(1) Shares held directly by Marker Lantern II Ltd. (“Marker II”).

(2) The percent of class was calculated based on 253,330,478 Ordinary Shares outstanding as of November 21, 2022, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 28, 2022.

CUSIP No. M8744T106	SCHEDULE 13G	Page 5 of 13 Pages

1.	NAMES OF REPORTING PERSONS Marker Lantern II Manager Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 9,863,188 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 9,863,188 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,863,188 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.9% (2)
12.	TYPE OF REPORTING PERSON OO

(1) Shares held directly by Marker II. Marker Lantern II Manager Ltd. (“Marker II Manager”) is the manager of Marker II and may be deemed to beneficially own the shares held by Marker II.

(2) The percent of class was calculated based on 253,330,478 Ordinary Shares outstanding as of November 21, 2022, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 28, 2022.

CUSIP No. M8744T106	SCHEDULE 13G	Page 6 of 13 Pages

1.	NAMES OF REPORTING PERSONS Marker II LP Taboola Series E LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,254,300 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,254,300 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,254,300 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5% (2)
12.	TYPE OF REPORTING PERSON PN

(1) Shares held directly by Marker II LP Taboola Series E LP (“Marker II TSE”).

(2) The percent of class was calculated based on 253,330,478 Ordinary Shares outstanding as of November 21, 2022, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 28, 2022.

CUSIP No. M8744T106	SCHEDULE 13G	Page 7 of 13 Pages

1.	NAMES OF REPORTING PERSONS Marker II GP, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,254,300 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,254,300 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,254,300 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5% (2)
12.	TYPE OF REPORTING PERSON OO

(1) Shares held directly by Marker II TSE. Marker II GP, Ltd. (“Marker II GP”) is the general partner of Maker II TSE and may be deemed to beneficially own the shares held by Marker II TSE.

(2) The percent of class was calculated based on 253,330,478 Ordinary Shares outstanding as of November 21, 2022, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 28, 2022.

CUSIP No. M8744T106	SCHEDULE 13G	Page 8 of 13 Pages

1.	NAMES OF REPORTING PERSONS Marker Follow-On Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 510,512 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 510,512 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 510,512 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2% (2)
12.	TYPE OF REPORTING PERSON PN

(1) Shares held directly by Marker Follow-On Fund LP (“Marker Follow-On”).

(2) The percent of class was calculated based on 253,330,478 Ordinary Shares outstanding as of November 21, 2022, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 28, 2022.

CUSIP No. M8744T106	SCHEDULE 13G	Page 9 of 13 Pages

1.	NAMES OF REPORTING PERSONS Marker Follow-On Fund GP, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 510,512 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 510,512 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 510,512 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2% (2)
12.	TYPE OF REPORTING PERSON OO

(1) Shares held directly by Marker Follow-On. Marker Follow-On Fund GP, Ltd. (“Marker Follow-On GP”) is the general partner of Maker Follow-On and may be deemed to beneficially own the shares held by Marker Follow-On.

(2) The percent of class was calculated based on 253,330,478 Ordinary Shares outstanding as of November 21, 2022, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 28, 2022.

CUSIP No. M8744T106	SCHEDULE 13G	Page 10 of 13 Pages

1.	NAMES OF REPORTING PERSONS Richard Scanlon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 15,062,540
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 15,062,540
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,062,540
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9% (1)
12.	TYPE OF REPORTING PERSON IN

(1) Consists of: 3,416,534 shares held directly by Marker 1; 9,863,188 shares held directly by Marker II; 1,254,300 shares held directly by Marker II TSE; 510,512 shares held directly by Marker Follow-On; and 18,006 shares held directly by Richard Scanlon. Mr. Scanlon is the sole director of each of Marker Management, Marker II Manager, Marker II GP and Marker Follow-On GP and, in such capacity, controls each of these entities and may be deemed to beneficially own such shares.

(2) The percent of class was calculated based on 253,330,478 Ordinary Shares outstanding as of November 21, 2022, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 28, 2022.

CUSIP No. M8744T106	SCHEDULE 13G	Page 11 of 13 Pages

Item 1.		Issuer

	(a)	Name of Issuer:

Taboola.com Ltd. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

16 Madison Square West 7th Floor New York, NY 10010

Item 2.		Filing Person

	(a)	Marker Lantern 1 Ltd. (“Marker 1”), Marker Lantern Management Ltd. (“Marker Management”), Marker Lantern II Ltd. (“Marker II”), Marker Lantern II Manager Ltd. (“Marker II Manager”), Marker II LP Taboola Series E LP (“Marker II TSE”), Marker II GP, Ltd. (“Marker II GP”), Marker Follow-On Fund LP (“Marker Follow-On”), Marker Follow-On Fund GP, Ltd. (“Marker Follow-On GP” and, collectively with Marker 1, Marker Management, Marker II, Marker II Manager, Marker II TSE, Marker II GP and Marker Follow-On, the “Marker Entities”) and Richard Scanlon (“Scanlon” and, collectively with the Marker Entities, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

	(b)	The principal business address of each of the Reporting Persons is 110 East 59th Street, 28th Floor, New York, New York 10022.

	(c)	Each of the Marker Entities are organized under the laws of the Cayman Islands. Scanlon is a United States citizen.

	(d)	Title of Class of Securities:

Ordinary Shares, no par value

	(e)	CUSIP Number: M8744T106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: See Row 9 of pages 2-10

(b) Percent of class: See Row 11 of pages 2-10

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See Row 5 of pages 2-10
(ii) Shared power to vote or to direct the vote: See Row 6 of pages 2-10
(iii) Sole power to dispose or to direct the disposition of: See Row 7 of pages 2-10
(iv) Shared power to dispose or to direct the disposition of: See Row 8 of pages 2-10

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

CUSIP No. M8744T106	SCHEDULE 13G	Page 12 of 13 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-5(b)(1).

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. M8744T106	SCHEDULE 13G	Page 13 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

Marker Lantern 1 Ltd.
By: Marker Lantern Management Ltd., its manager
By:	/s/ Richard Scanlon
Richard Scanlon / Authorized Signatory

Marker Lantern Management Ltd.
By:	/s/ Richard Scanlon
Richard Scanlon / Authorized Signatory

Marker Lantern II Ltd.
By: Marker Lantern II Manager Ltd., its manager
By	/s/ Richard Scanlon
Richard Scanlon / Authorized Signatory

Marker Lantern II Manager Ltd.
/s/ Richard Scanlon
Richard Scanlon / Authorized Signatory

Marker II Taboola Series E LP
By Marker II GP, Ltd., its general partner
By:	/s/ Richard Scanlon
Richard Scanlon / Authorized Signatory

Marker II GP, Ltd.
By:	/s/ Richard Scanlon
Richard Scanlon / Authorized Signatory

Marker Follow-On Fund LP
By Marker Follow-On Fund GP, Ltd., its general partner
By:	/s/ Richard Scanlon
Richard Scanlon / Authorized Signatory

Marker Follow-On Fund GP, Ltd.
By:	/s/ Richard Scanlon
Richard Scanlon / Authorized Signatory

/s/ Richard Scanlon
Richard Scanlon